NEWS RELEASE

New York - AG	October 8, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Produces 7.7 Million AgEq Ounces in Q3 2025
Consisting of a Record 3.9 Million Silver Ounces and 35,681 Gold Ounces

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") announces that total production in the third quarter of 2025 from the Company's four producing underground mines in Mexico, namely the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine reached 7.7 million attributable silver equivalent ("AgEq") ounces, consisting of 3.9 million silver ounces, 35,681 gold ounces, 13.9 million pounds of zinc and 7.7 million pounds of lead.

"First Majestic continues to execute on the plans we have set out for 2025," said Keith Neumeyer, President & CEO. "The third quarter delivered another strong operational performance, marking the highest quarterly silver production in the Company's history and reflecting continued operational improvements and discipline across our sites. The integration of Los Gatos is nearly complete, with many of our systems and internal controls now fully implemented, enabling greater alignment and synchronization across the portfolio. During the quarter, we also reported positive exploration results at both San Dimas and Los Gatos. Silver and gold production are tracking at or above guidance. While record silver production and higher silver prices are positively impacting economics, the higher silver price has also reduced our reported silver-equivalent production by approximately 400,000 ounces when compared to metal prices used in our guidance."

Q3 2025 PRODUCTION HIGHLIGHTS

• Record Quarterly Silver Production (+96% Y/Y): The Company produced 3.9 million silver ounces in Q3 2025 representing a 96% increase when compared to 2.0 million silver ounces produced in Q3 2024. Total silver production in the quarter included 1.4 million ounces of attributable silver production from Los Gatos.

• Strong Silver Equivalent Production (+39% Y/Y): The Company produced 7.7 million AgEq ounces in Q3 2025 (8.1 million using 2025 guidance metal prices), representing a 39% increase compared to 5.5 million AgEq ounces produced in Q3 2024. This growth was primarily driven by a 96% increase in attributable consolidated silver production, including contributions from Los Gatos, as well as a 27% production increase at San Dimas.

• Continued Active Exploration Program: During the third quarter, the Company completed a total of 79,481 metres ("m") of drilling across its mines in Mexico and the United States. Throughout the quarter, up to 30 drill rigs were active consisting of five rigs at Los Gatos, eight rigs at Santa Elena, 13 rigs at San Dimas, two rigs at La Encantada and two rigs at Jerritt Canyon.

• Positive Exploration Results: In August, the Company announced positive exploration results from numerous veins at San Dimas including near-mine extensions at Elia, Sinaloa, Roberta, and Santa Teresa as well as a new high-grade silver and gold intercept of the Coronado vein in the West Block. At Los Gatos, expansionary drilling intersected significant silver and base metal mineralization in the South-East Deeps, Central Deeps, and North-West Deeps zones in results announced in September. Additional results from this year's extensive exploration drilling programs, including those at Santa Elena and at Jerritt Canyon in Nevada, are expected to be announced before year-end.

• Strong Safety Performance Continues: The Q3 2025 year to date consolidated Total Reportable Incident Frequency Rate ("TRIFR") was 0.61, below the Company's 2025 target KPI of 0.70. The Lost Time Incident Frequency Rate ("LTIFR") was 0.13, the same as it was in the same period last year. As a result of the Company's continued industry leading safety efforts, Santa Elena was recognized for "Excellence in Safety" by the Mexican Mining Chamber, in the Underground Mining category with more than 500 workers.

• Sustainability Practices Recognized: As of September 2025, the Company achieved a 30.0 ESG risk rating with Sustainalytics, a leading sustainability research and ratings firm. This score places First Majestic in the Medium risk category for the first time in the history of Sustainalytics' coverage of the Company, reflecting strong environmental and social risk management practices.

Attributable Consolidated Production Details:

Q3	Q3	Y/Y		Q2	Q/Q
2025	2024	Change	Attributable Consolidated Production Results	2025	Change
997,002	678,397	47%	Ore processed/tonnes milled	1,003,804	(1)%
7,651,058	5,490,416	39%	Silver equivalent ounces produced	7,852,311	(3)%
3,863,673	1,967,574	96%	Silver ounces produced	3,701,995	4%
35,681	41,761	(15)%	Gold ounces produced	33,865	5%
13,894,548	N/A	N/A	Zinc pounds produced	16,063,947	(14)%
7,653,733	N/A	N/A	Lead pounds produced	9,014,545	(15)%

  Consolidated production values include attributable ounces from the Los Gatos Silver Mine (70%) from January 16, 2025 onwards.

Q3 2025 Mine-by-Mine Production Details:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
Los Gatos (100%)	304,660	3,348	236	0.22	87%	48%	2,012,096	1,039	3,036,666
Los Gatos (70%)	213,262	2,344	236	0.22	87%	48%	1,408,467	727	2,125,666
Santa Elena	277,858	3,053	71	2.56	65%	92%	412,669	20,979	2,256,695
San Dimas	234,156	2,573	222	2.00	88%	92%	1,467,344	13,945	2,690,893
La Encantada	271,726	2,986	100	0.00	66%	90%	575,193	30	577,803

  Certain amounts shown in this table may not add exactly to the total amount due to rounding differences.

  The metal prices that were used to calculate the silver equivalent ounces were silver: $39.57/oz, gold: $3,453/oz, lead: $0.89/lb.; zinc: $1.28/lb., and copper: $4.44/lb.
  Silver equivalent ounces for the Los Gatos Silver Mine include 13,894,548 lbs. zinc and 7,653,733 lbs. lead (70% attributable basis) and 19,849,354 lbs. zinc and 10,933,904 lbs. lead (100% basis).

Los Gatos Silver Mine (reported on a 70% attributable basis):

• During the third quarter, Los Gatos produced 2,125,666 attributable AgEq ounces, consisting of 1,408,467 ounces of silver, 13,894,548 pounds of zinc, 7,653,733 pounds of lead, and 727 ounces of gold. Production at Los Gatos was impacted by lower mining rates at the beginning of the quarter due to an increase in mobile equipment maintenance which resulted in lower equipment availability. However, mining rates normalized throughout the quarter and the Company expects to continue strong production throughout the remainder of the year to meet its updated 2025 guidance.

• The mill processed a total of 213,262 tonnes of ore, with head grades of 236 g/t silver, 4.12% zinc, 1.89% lead, and 0.22 g/t gold. Management continues to focus on achieving a sustainably higher mill throughput at Los Gatos by increasing mining rates. In line with the updated 2025 guidance, the Company is finalizing the selection of a new development contractor to increase development rates at the mine, targeting a sustained increase in ore throughput to 4,000 tpd, based on operating days, in the second half of 2026.

• Silver, zinc, lead and gold recoveries during the quarter averaged 87%, 72%, 86% and 48%, respectively.

• During the quarter, five surface drill rigs completed 13,043 m of drilling on the property. Drilling was slightly behind plan due to drill contractor changes and the associated ramp up. Drilling continued at the South-East Deeps, Central Deeps and North-West Deeps zones, as well as at other greenfield targets.

Santa Elena Silver/Gold Mine:

• Santa Elena produced 2,256,695 AgEq ounces during the quarter, a decrease of 16% year-over-year, consisting of 412,669 ounces of silver and 20,979 ounces of gold. The decline in production was primarily due to lower grade gold ore from the Ermitaño mine, as expected under the 2025 mine plan.

• The mill processed a total of 277,858 tonnes of ore, 7% higher than the same period last year, with average silver and gold head grades of 71 g/t and 2.56 g/t, respectively. Average silver ore grades increased 6%, while gold ore grades declined 27% for the quarter.

• Silver and gold recoveries during the quarter averaged 65% and 92%, respectively, compared to 67% and 94% in the same period last year. Lower recoveries were anticipated and are a direct correlation to lower feed grades.

• During the quarter, eight drill rigs, consisting of five surface rigs and three underground rigs, completed 19,872 m of drilling on the property. Drilling focused on the newly discovered Santo Niño and Navidad resources, and the conversion of Inferred Mineral Resources to Indicated Mineral Resources at Ermitaño-Luna to support mine development planning.

San Dimas Silver/Gold Mine:

• San Dimas produced 2,690,893 AgEq ounces during the quarter representing a 27% increase compared to Q3 2024, consisting of 1,467,344 ounces of silver and 13,945 ounces of gold. Silver production increased by 40%, while gold production increased by 11%, when compared to the same period last year. The strong quarterly performance was a result of increased throughput and silver grades, partially offset by slightly lower gold grades.

• The mill processed a total of 234,156 tonnes of ore, an increase of 20% compared to Q3 2024, with average silver and gold grades of 222 g/t and 2.00 g/t, respectively, compared with 188 g/t and 2.12 g/t, respectively, in the same period last year. Higher throughput was driven by increased mining rates, which also enabled the buildup of an ore stockpile and supported above-nameplate mill performance during the quarter.

• Silver and gold recoveries during the quarter averaged 88% and 92%, respectively, compared to 89% and 95%, respectively, in the same period last year.

• During the quarter, a total of 13 drill rigs consisting of two surface rigs and 11 underground rigs completed 32,289 m of drilling on the property. Drilling was slightly ahead of plan.

La Encantada Silver Mine:

• During the quarter, La Encantada produced 575,193 ounces of silver, representing a 6% increase compared to Q3 2024, driven primarily by a 22% increase in ore processed, partially offset by lower silver grades and a 5% decrease in silver recovery. Production at La Encantada was impacted by lower ore grades as mine development activities were behind plan due to difficult ground conditions.  A mining contractor was engaged to accelerate mine development, and as a result, ore flow and development rates have increased to targeted levels. Silver production returned to budgeted levels by the end of Q3 2025.

• The mill processed a total of 271,726 tonnes of ore, a 22% increase over the same period last year, with an average silver grade of 100 g/t, compared to 110 g/t in the same period last year.

• Silver recovery for the quarter was 66%, compared to 69% in Q3 2024.

• During the quarter, up to two drills rigs consisting of one surface rig and one underground rig completed 1,755 m of drilling on the property. 2025 drilling is slightly behind plan, having shifted from underground to surface- focused, where the Company is currently testing a new exploration target, La Esquina.

Jerritt Canyon Gold Mine:

• During the quarter, the Company commenced its 2025 drilling program at Jerritt Canyon in Nevada, USA. Two surface drill rigs completed 12,522 m of drilling on the property. The Company plans to release results from the 2025 drilling program before the end of 2025. Drilling is focused on greenfield exploration and Mineral Resource addition and is ahead of plan.

QUALIFIED PERSONS

Gonzalo Mercado, P.Geo., the Company's Vice President of Exploration and Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

Q3 2025 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company plans to release its third quarter 2025 unaudited financial results, and announce its dividend payment for the third quarter of 2025, and shareholder record and payable dates for such dividend payment, before markets open on November 5, 2025.

CONFERENCE CALL ANNOUNCEMENT

The Company will host a conference call and webcast on Wednesday, November 5, 2025, at 8:30 a.m. (PT) / 11:30 a.m. (ET) to provide investors and analysts with a business update, and to discuss its third quarter production and earnings results. The Company will issue a news release closer to the date of the conference call to remind investors of the conference call and provide details on how to attend the call.

RENEWAL OF SHARE REPURCHASE PROGRAM

The Company is also pleased to announce that the Toronto Stock Exchange ("TSX") has accepted for filing First Majestic's Notice of Intention to Make a Normal Course Issuer Bid (the "Share Repurchase Program") to be transacted through the facilities of the TSX and/or through Canadian alternative trading systems.

Pursuant to the Share Repurchase Program, First Majestic may, during the 12-month period commencing October 14, 2025, and ending on or before October 13, 2026, purchase up to 24,500,000 of its common shares ("Shares"), being approximately 5% of the Company's 490,028,835 issued and outstanding Shares as of September 30, 2025.  First Majestic may purchase up to a daily maximum of 402,698 Shares (being 25% of the average daily trading volume of the Shares for the last six calendar months, which was 1,610,792 Shares), subject to the TSX rules permitting block purchases.

First Majestic will make no purchases of Shares under the Share Repurchase Program other than through open-market purchases.  The price that the Company will pay for any Shares will be the prevailing market price of such Shares at the time of acquisition.  Any purchases under the Share Repurchase Program will depend on future market conditions, and any Shares purchased by the Company will be cancelled.  Purchases under the Share Repurchase Program will be made by First Majestic's broker based upon the parameters prescribed by the TSX and by applicable law.

Under First Majestic's prior normal course issuer bid, which commenced on September 12, 2024 and expired on September 11, 2025, the Company repurchased a total of 818,500 shares for cancellation through open market purchases at a volume weighted average price of CDN$7.898.  The Company had received TSX approval to purchase up to 10,000,000 common shares under such prior normal course issuer bid.

First Majestic believes that, from time to time, the market price of its Shares may not fully reflect the underlying value of the Company's business and its future business prospects.  The Company believes that at such times the purchase of Shares would be in the best interests of the Company.  Such purchases are expected to benefit all shareholders by increasing their proportionate equity interest in the Company.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the timing for the release of the Company's financial results for the third quarter of 2025 and the announcement of details relating to the Company's dividend payment for the third quarter of 2025; the timing for the announcement of additional results from the Company's 2025 exploration drilling programs; the Company's expectations to achieve strong production at the Los Gatos Silver Mine for the remainder of 2025 to meet its updated 2025 guidance; the Company's target to increase ore throughput at the Los Gatos Silver Mine to 4,000 tpd, based on operating days, in the second half of 2026; ; and details regarding the Company's investor conference call in November 2025 to discuss its Q3 2025 production and financial results. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of global health crises, such as pandemics, on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; social and labour unrest; relations with local communities; changes in national or local governments; changes in applicable legislation, rules or regulations and the application and enforcement thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.